                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 5)

                            ------------------------

                           DAVIDSON GROWTH PLUS, L.P.
                                (Name of Issuer)


                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                                 (CUSIP Number)
                            -------------------------
                                 PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101

                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                     --------------------------------------

                                    COPY TO:

                               JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                         ------------------------------

                                JANUARY 25, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                         (Continued on following pages)

                              (Page 1 of 19 Pages)

---------------------------------                -------------------------------
CUSIP No.   NONE                     13D/A                Page 2 of 19

--------------------------------------------------------------------------------
    1.   NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                         COOPER RIVER PROPERTIES, L.L.C.
--------------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
    3.   SEC USE ONLY
--------------------------------------------------------------------------------
    4.   SOURCE OF FUNDS
                         AF
--------------------------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                            7.    SOLE VOTING POWER
       NUMBER OF
         SHARES                          0
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------------------------------------------------------
                            8.    SHARED VOTING POWER

                                           3,937
                          ------------------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                                           0
                          ------------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                           3,937
--------------------------------------------------------------------------------
    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    6,419.83
--------------------------------------------------------------------------------
    12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         22.6%
--------------------------------------------------------------------------------
    14.  TYPE OF REPORTING PERSON

                           OO
--------------------------------------------------------------------------------

---------------------------------                -------------------------------
CUSIP No.   NONE                     13D/A             Page 3 of 19

--------------------------------------------------------------------------------
    1.   NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                            INSIGNIA PROPERTIES, L.P.
--------------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
    3.   SEC USE ONLY
--------------------------------------------------------------------------------
    4.   SOURCE OF FUNDS
                             WC
--------------------------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                            7.    SOLE VOTING POWER
       NUMBER OF
         SHARES                         0
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                            ----------------------------------------------------
                             8.   SHARED VOTING POWER

                                         3,937
                            ----------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER

                                          0
                            ----------------------------------------------------
                            10.   SHARED DISPOSITIVE POWER

                                          3,937
--------------------------------------------------------------------------------
    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    6,419.83
--------------------------------------------------------------------------------
    12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
   13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  22.6%
--------------------------------------------------------------------------------
    14.  TYPE OF REPORTING PERSON

                             PN
--------------------------------------------------------------------------------

---------------------------------                -------------------------------
CUSIP No.   NONE                     13D/A              Page 4 of 19

--------------------------------------------------------------------------------
    1.   NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                            INSIGNIA PROPERTIES TRUST
--------------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
    3.   SEC USE ONLY
--------------------------------------------------------------------------------
    4.   SOURCE OF FUNDS
                                 NOT APPLICABLE
--------------------------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    MARYLAND
--------------------------------------------------------------------------------
                            7.    SOLE VOTING POWER
       NUMBER OF
         SHARES                          0
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                           -----------------------------------------------------
                            8.    SHARED VOTING POWER

                                           3,937
                           -----------------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                                           0
                           -----------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                           3,937
--------------------------------------------------------------------------------
    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    6,419.83
--------------------------------------------------------------------------------
    12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      22.6%
--------------------------------------------------------------------------------
    14.  TYPE OF REPORTING PERSON

                              OO
--------------------------------------------------------------------------------

---------------------------------                -------------------------------
CUSIP No.   NONE                      13D/A             Page 5 of 19

--------------------------------------------------------------------------------
    1.   NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                             AIMCO PROPERTIES, L.P.
--------------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
    3.   SEC USE ONLY
--------------------------------------------------------------------------------
    4.   SOURCE OF FUNDS
                                 NOT APPLICABLE
--------------------------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                            7.    SOLE VOTING POWER
       NUMBER OF
         SHARES                          0
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                           -----------------------------------------------------
                            8.    SHARED VOTING POWER

                                    2,482.83
                           -----------------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                                           0
                           -----------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                           2,482.83
--------------------------------------------------------------------------------
    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    6,419.83
--------------------------------------------------------------------------------
    12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      22.6%
--------------------------------------------------------------------------------
    14.  TYPE OF REPORTING PERSON

                             PN
--------------------------------------------------------------------------------

---------------------------------                -------------------------------
CUSIP No.   NONE                    13D/A                Page 6 of 19

--------------------------------------------------------------------------------
    1.   NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                 AIMCO-GP, INC.
--------------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
    3.   SEC USE ONLY
--------------------------------------------------------------------------------
    4.   SOURCE OF FUNDS
                                 NOT APPLICABLE
--------------------------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                            7.    SOLE VOTING POWER
       NUMBER OF
         SHARES                           0
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                           -----------------------------------------------------
                            8.    SHARED VOTING POWER

                                    2,482.83
                           -----------------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                                           0
                           -----------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                       2,482.83
--------------------------------------------------------------------------------
    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    6,419.83
--------------------------------------------------------------------------------
    12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      22.6%
--------------------------------------------------------------------------------
    14.  TYPE OF REPORTING PERSON

                              CO
--------------------------------------------------------------------------------

---------------------------------                -------------------------------
CUSIP No.   NONE                     13D/A               Page 7 of 19

--------------------------------------------------------------------------------
    1.   NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
--------------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
    3.   SEC USE ONLY
--------------------------------------------------------------------------------
    4.   SOURCE OF FUNDS
                                 NOT APPLICABLE
--------------------------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    MARYLAND
--------------------------------------------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY                         0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                           -----------------------------------------------------
                            8.    SHARED VOTING POWER

                                    6,419.83
                           -----------------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                                         0
                           -----------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                       6,419.83
--------------------------------------------------------------------------------
    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    6,419.83
--------------------------------------------------------------------------------
    12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      22.6%
--------------------------------------------------------------------------------
    14.  TYPE OF REPORTING PERSON

                             CO
--------------------------------------------------------------------------------

                         AMENDMENT NO. 5 TO SCHEDULE 13D

                  This Amendment No. 5, which relates to units of limited partnership interest ("Units") in Davidson Growth Plus, L.P., a Delaware limited partnership (the "Partnership"), amends and supplements the Statement on
Schedule 13D (as amended through the date hereof, the "Statement") previously filed with the Commission by AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO OP"), AIMCO-GP, Inc., a Delaware corporation ("AIMCO-GP") and Apartment Investment and Management Company, a Maryland corporation ("AIMCO"). This Amendment No. 5 relates to a tender offer by Cooper River Properties, L.L.C., a Delaware limited partnership ("Cooper River") for up to 10,000 of the outstanding Units of the Partnership, at a purchase price of $340.00 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 1998 and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Accordingly, this Amendment No. 5 relates to Units beneficially owned by Cooper River, Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT"), AIMCO OP, AIMCO-GP and AIMCO (Cooper River, IPLP, IPT, AIMCO OP, AIMCO-GP and AIMCO are sometimes collectively referred to in this Statement as the "Reporting Persons"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

                  The following Items of the Statement are hereby supplemented and/or amended:

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a)-(c) Following the expiration of the Offer, Cooper River, IPLP and IPT became beneficial owners of Units. The principal business address of each of Cooper River, IPLP and IPT is located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

                          As result of the completion of the AIMCO Merger on
October 1, 1998, AIMCO succeeded to Insignia Financial Group, Inc. ("Insignia") with respect to all interests owned by Insignia, including Insignia's interests in IPT and IPLP. Upon consummation of the AIMCO Merger, AIMCO and its subsidiaries contributed all of the common partnership units in IPLP which it acquired from Insignia to AIMCO OP. Accordingly, IPT remains the sole general partner of IPLP (owning approximately 70% of the total equity interests of IPLP) and AIMCO OP is the sole limited partner of IPLP (owning approximately 30% of the total equity interests in IPLP). AIMCO also owns approximately 51% of the outstanding common shares of IPT, with the right to acquire up to approximately 65% of such shares (based upon the number of common shares of IPT outstanding as of October 1, 1998) upon AIMCO OP's exercise of its right to exchange one common partnership unit of IPLP for one common share of IPT.

                          Upon consummation of the AIMCO Merger, IPLP was
appointed managing member, and therefore replaced the previous managers, of Cooper River. In addition, AIMCO appointed new trustees and executive officers of IPT. The name, business address, present principal occupation or employment and citizenship of each trustee and executive officer of IPT is set forth in
Schedule I to this Statement.

                  (d)-(e) During the past five years none of Cooper River, IPLP or IPT, nor, to the best knowledge of IPT, any of the persons listed on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Cooper River, IPLP or IPT or any of the persons listed on Schedule I being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a)-(b) Cooper River directly owns 3,937 Units and AIMCO OP directly owns 2,482.83 Units (for an aggregate of 6,419.83 Units), representing approximately 13.9% and 8.7%, respectively, or a total of 22.6% of the outstanding Units based on the 28,371.75 Units outstanding at January 1, 1999.

                  IPLP, IPT and AIMCO may be deemed to beneficially own the Units directly owned by Cooper River by reason of each of IPLP's, IPT's and AIMCO's relationship with Cooper River. Cooper River is a wholly-owned subsidiary of IPLP and IPT is the sole general partner (owning approximately 70% of the total equity interests) of IPLP. AIMCO currently owns approximately 51% of the outstanding common shares of IPT, with the right to acquire up to approximately 65% of such shares (as further described in Item 2 above).

                  Accordingly, for purposes of this Statement: (i) Cooper River is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 3,937 Units directly owned by it;
(ii) IPLP and IPT are reporting that they each share the power to vote or direct the vote and the power to dispose or direct the disposition of the 3,937 Units directly owned by Cooper River; (iii) AIMCO OP is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 2,482.83 Units directly owned by it; (iv) AIMCO-GP is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 2,482.83 Units directly owned by AIMCO OP; and (v) AIMCO is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 3,937 Units directly owned by Cooper River and the 2,482.83 Units directly owned by AIMCO OP.

                  (c) The Offer expired pursuant to its terms on Thursday, December 31, 1998. On January 25, 1999, Cooper River acquired a total of 3,937 Units, representing approximately 13.9% of the outstanding Units, at a purchase price of $340.00 per Unit.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 7.8 Agreement of Joint Filing, dated January 29, 1999, among the Reporting Persons.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 29, 1999


                                          COOPER RIVER PROPERTIES, L.L.C.

                                          By:   AIMCO Properties, L.P.,
                                                its managing member

                                          By:   AIMCO-GP, Inc.,
                                                its General Partner


                                          By:   /s/ PATRICK J. FOYE
                                                ---------------------------
                                                Patrick J. Foye
                                                Executive Vice President


                                          INSIGNIA PROPERTIES, L.P.

                                          By:   Insignia Properties Trust,
                                                its General Partner


                                          By:   /s/ PATRICK J. FOYE
                                                ---------------------------
                                                Patrick J. Foye
                                                Executive Vice President


                                          INSIGNIA PROPERTIES TRUST


                                          By:   /s/ PATRICK J. FOYE
                                                ----------------------------
                                                Patrick J. Foye
                                                Executive Vice President


                                          AIMCO PROPERTIES, L.P.

                                          By:  /s/ PATRICK J. FOYE
                                               -----------------------------
                                               Patrick J. Foye
                                               Executive Vice President

                                         AIMCO-GP, INC.


                                         By:   /s/ PATRICK J. FOYE
                                               ----------------------------
                                               Patrick J. Foye
                                               Executive Vice President


                                         APARTMENT INVESTMENT AND
                                         MANAGEMENT COMPANY


                                         By:   /s/ PATRICK J. FOYE
                                               ----------------------------
                                               Patrick J. Foye
                                               Executive Vice President

                                   SCHEDULE I

                            INFORMATION REGARDING THE
                     TRUSTEES AND EXECUTIVE OFFICERS OF IPT

Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each of the trustees and executive officers of IPT. Each person identified below is employed by IPT, unless otherwise indicated, and is a United States citizen. The principal business address of IPT and, unless otherwise indicated, the business address of each person identified below, is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Trustees are identified by an asterisk.




NAME                      PRESENT PRINCIPAL OCCUPATION

Terry Considine*          Terry Considine has served as a Trustee and as
                          Chairman of the Board of Trustees and Chief Executive
                          Officer of IPT since October 1, 1998. Mr. Considine has been Chairman of the Board of Directors and Chief
                          Executive Officer of AIMCO since July 1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of Property
                          Asset Management, L.L.C., a Colorado limited liability company, and its related entities (collectively, "PAM"), one of AIMCO's predecessors. On October 1,
                          1996, Mr. Considine was appointed Co-Chairman and director of Asset Investors Corp. and Commercial Asset
                          Investors, Inc., two other public real estate investment trusts, and appointed as a director of Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr.
                          Considine has also controlled entities engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories.
                          Mr. Considine received a B.A. from Harvard College, a
                          J.D. from Harvard Law School and is admitted as a member of the Massachusetts Bar. Mr. Considine has had substantial multifamily real estate experience. From
                          1975 through July 1994, partnerships or other entities in which Mr. Considine had controlling interests invested in approximately 35 multifamily apartment properties and commercial real estate properties. Six of these real estate assets (four of which were multifamily apartment properties and two of which were office properties) did not generate sufficient cash flow to service their related indebtedness and were foreclosed upon by their lenders, causing pre-tax losses of approximately $11.9 million to investors and losses of approximately $2.7 million to Mr. Considine.

NAME                      PRESENT PRINCIPAL OCCUPATION

Peter. K. Kompaniez*      Peter K. Kompaniez has served as President and a
                          Trustee of IPT since October 1, 1998. Mr. Kompaniez has been Vice Chairman, President and a director of AIMCO since July 1994. Since September 1993, Mr.
                          Kompaniez has owned 75% of PDI Realty Enterprises,
                          Inc., a Delaware corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief
                          Executive Officer. From 1986 to 1993, he served as
                          President and Chief Executive Officer of Heron
                          Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately 8,150 apartment units
                          (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb where he had extensive real estate and REIT experience. Mr. Kompaniez received a B.A. from Yale
                          College and a J.D. from the University of California
                          (Boalt Hall). The downturn in the real estate markets in the late 1980s and early 1990s adversely affected the United States real estate operations of Heron
                          International N.V. and its subsidiaries and affiliates
                          (the "Heron Group"). During this period from 1986 to
                          1993, Mr. Kompaniez served as President and Chief
                          Executive Officer of Heron Financial Corporation
                          ("HFC"), and as a director or officer of certain other
                          Heron Group entities. In 1993, HFC, its parent Heron
                          International, and certain other members of the Heron
                          Group voluntarily entered into restructuring agreements with separate groups of their United States and international creditors. The restructuring agreement for the United States members of the Heron
                          Group generally provided for the joint assumption of certain liabilities and the pledge of unencumbered assets in support of such liabilities for the benefit of their United States creditors. As a result of the restructuring, the operations and assets of the United
                          States members of the Heron Group were generally separated from those of Heron International and its non-United States subsidiaries. At the conclusion of the restructuring, Mr. Kompaniez commenced the operations of PDI, which was engaged to act as asset and corporate manager of the continuing United States operations of HFC and the other United States Heron
                          Group members for the benefit of the United States creditors. In connection with certain transactions effected at the time of the initial public offering of AIMCO Common Stock, Mr. Kompaniez was appointed Vice
                          Chairman of AIMCO and substantially all of the property management assets of PDI were transferred or assigned to AIMCO.

NAME                      PRESENT PRINCIPAL OCCUPATION

Thomas W. Toomey*         Thomas W. Toomey has served as Executive Vice
                          President -- Finance and a Trustee of IPT since
                          October 1, 1998. Mr. Toomey has served as Senior Vice
                          President - Finance and Administration of AIMCO since
                          January 1996 and was promoted to Executive
                          Vice-President-Finance and Administration in March
                          1997. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company
                          ("LPC") as well as Vice President/Senior Controller and Director of Administrative Services of Lincoln
                          Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From 1984 to 1990, he was an audit manager with Arthur Andersen & Co. where he served real estate and banking clients. From 1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                          Leventhal & Company. Mr. Toomey received a B.S. in
                          Business Administration/Finance from Oregon State
                          University and is a Certified Public Accountant.

Joel F. Bonder            Joel F. Bonder has served as Executive Vice President
                          and General Counsel of IPT since October 1, 1998. Mr.
                          Bonder was appointed Executive Vice President and
                          General Counsel of AIMCO effective December 8, 1997.
                          Prior to joining AIMCO, Mr. Bonder served as Senior
                          Vice President and General Counsel of NHP from April
                          1994 until December 1997. Mr. Bonder served as Vice
                          President and Deputy General Counsel of NHP from June
                          1991 to March 1994 and as Associate General Counsel of
                          NHP from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with the Washington, D.C. law firm of Lane &
                          Edson, P.C. From 1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr.
                          Bonder received an A.B. from the University of Rochester and a J.D. from Washington University School of Law.


Jeffrey P. Cohen          Jeffrey P. Cohen has served as Secretary of IPT since
                          October 1, 1998. Mr. Cohen currently serves as a
                          Senior Vice President of Insignia Financial Group,
                          Inc., a Delaware corporation ("Insignia").

NAME                      PRESENT PRINCIPAL OCCUPATION

Patrick J. Foye*          Patrick J. Foye has served as Executive Vice President
                          and a Trustee of IPT since October 1, 1998. Mr. Foye has served as Executive Vice President of AIMCO since
                          May 1998. Prior to joining AIMCO, Mr. Foye was a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom LLP from 1989 to 1998 and was Managing
                          Partner of the firm's Brussels, Budapest and Moscow offices from 1992 through 1994. Mr. Foye is also
                          Deputy Chairman of the Long Island Power Authority and serves as a member of the New York State Privatization
                          Council. He received a B.A. from Fordham College and a J.D. from Fordham University Law School.

Robert Ty Howard          Robert Ty Howard has served as Executive Vice
                          President -- Ancillary Services of IPT since October
                          1, 1998. Mr. Howard was appointed Executive Vice
                          President - Ancillary Services in February 1998.
                          Prior to joining AIMCO, Mr. Howard served as an officer and/or director of four affiliated companies, Hecco Ventures, Craig Corporation, Reading Company and Decurion Corporation. Mr. Howard was responsible for financing, mergers and acquisitions activities, investments in commercial real estate, both nationally and internationally, cinema development and interest rate risk management. From 1983 to 1988, he was employed by Spieker Properties. Mr. Howard received a B.A. from Amherst College, a J.D. from Harvard Law School and an M.B.A. from Stanford
                          University Graduate School of Business.

NAME                      PRESENT PRINCIPAL OCCUPATION

Steven D. Ira*            Steven D. Ira has served as Executive Vice President
                          and a Trustee of IPT since October 1, 1998. Mr. Ira is a Co-Founder of AIMCO and has served as Executive Vice
                          President of AIMCO since July 1994. From 1987 until
                          July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired extensive experience in property management. Between
                          1977 and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan, Pennsylvania and Florida, and in
                          1981 he joined with others to form the property management firm of McDermott, Stein and Ira. Mr. Ira served for several years on the National Apartment
                          Manager Accreditation Board and is a former president of both the National Apartment Association and the Colorado Apartment Association. Mr. Ira is the sixth individual elected to the Hall of Fame of the National
                          Apartment Association in its 54-year history. He holds a Certified Apartment Property Supervisor (CAPS) and a
                          Certified Apartment Manager designation from the National Apartment Association, a Certified Property
                          Manager (CPM) designation from the National Institute of Real Estate Management (IREM) and he is a member of the Board of Directors of the National Multi-Housing
                          Council, the National Apartment Association and the
                          Apartment Association of Metro Denver. Mr. Ira received a B.S. from Metropolitan State College in 1975.

David L. Williams         David L. Williams has served as Executive Vice
                          President -- Property Operations of IPT since October
                          1, 1998. Mr. Williams has been Executive Vice
                          President - Operations of AIMCO since January 1997.
                          Prior to joining AIMCO, Mr. Williams was Senior Vice
                          President of Operations at Evans Withycombe
                          Residential, Inc. from January 1996 to January 1997.
                          Previously, he was Executive Vice President at Equity
                          Residential Properties Trust from October 1989 to
                          December 1995. He has served on National Multi-Housing
                          Council Boards and NAREIT committees. Mr. Williams also served as Senior Vice President of Operations and Acquisitions of US Shelter Corporation from 1983 to
                          1989. Mr. Williams has been involved in the property management, development and acquisition of real estate properties since 1973. Mr. Williams received his B.A.
                          in education and administration from the University of Washington in 1967.

NAME                      PRESENT PRINCIPAL OCCUPATION

Harry G. Alcock*          Harry G. Alcock has served as Senior Vice President--
                          Acquisitions and a Trustee of IPT since October 1,
                          1998. Mr. Alcock has served as Vice President since
                          July 1996, and was promoted to Senior Vice President -
                          Acquisitions in October 1997, with responsibility for acquisition and financing activities since July 1994.
                          From June 1992 until July 1994, Mr. Alcock served as
                          Senior Financial Analyst for PDI and HFC. From 1988 to
                          1992, Mr. Alcock worked for Larwin Development Corp., a Los Angeles based real estate developer, with responsibility for raising debt and joint venture equity to fund land acquisitions and development. From
                          1987 to 1988, Mr. Alcock worked for Ford Aerospace
                          Corp. He received his B.S. from San Jose State
                          University.

Troy D. Butts             Troy D. Butts has served as Senior Vice President and
                          Chief Financial Officer of IPT since October 1, 1998.
                          Mr. Butts has served as Senior Vice President and
                          Chief Financial Officer of AIMCO since November 1997.
                          Prior to joining AIMCO, Mr. Butts served as a Senior
                          Manager in the audit practice of the Real Estate
                          Services Group for Arthur Andersen LLP in Dallas,
                          Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family real estate investment trusts. Mr.
                          Butts holds a Bachelor of Business Administration degree in Accounting from Angelo State University and is a Certified Public Accountant.

Andrew L. Farkas*         Andrew L. Farkas currently serves as a Continuing
 375 Park Avenue          Trustee of IPT since October 1, 1998. Mr. Farkas'
 Suite 3401               present principal occupation is to serve as the
 New York, New York       Chairman of the Board and Chief Executive Officer of
  10152                   Insignia, which is the parent company of an
                          international real estate organization specializing in commercial real estate services, single-family brokerage and mortgage origination, condominium and cooperative apartment management, equity co-investment and other services.


James A. Aston*           James A. Aston currently serves as a Continuing
 15 South Main Street     Trustee of IPT since October 1, 1998. Mr. Aston's
 Greenville, South        present principal occupation is to serve as Chief
  Carolina 29601          Financial Officer and member of the Office of the
                          Chairman of Insignia.

Frank M Garrison*         Frank M. Garrison currently serves as a Continuing
 102 Woodmont Boulevard   Trustee of IPT since October 1, 1998. Mr. Garrison's
 Suite 400                present principal occupation is as a member of the
 Nashville, Tennessee     Office of the Chairman of Insignia.
  37205

NAME                      PRESENT PRINCIPAL OCCUPATION

Bryan L. Herrmann*        Bryan L. Herrmann currently serves as a Continuing
 5043 Gould Avenue        Trustee of IPT since October 1, 1998. Mr. Herrmann's
 La Canada, California    present principal occupation is as an investment
  91011                   banker and Chairman and Chief Executive Officer of
                          Base Camp 9 Corp., since 1990. Mr. Herrman served as a
                          Trustee, Chairman of the Compensation Committee and member of the Executive Committee of the Board of Trustees of Angeles Mortgage Investment Trust from
                          1994 until September 1998. In addition to his duties at Base Camp 9 Corp., from 1992 to 1994, Mr. Herrmann served as Chief Executive Officer of Spaulding
                          Composites Company and is currently a member of its board of directors. Since 1984 Mr. Herrmann has been the general partner of MOKG 1984 Investment Partners
                          Ltd. Mr. Herrmann is a member of the board of directors of Wynn's International, Inc., a New York
                          Stock Exchange Company.

Warren M. Eckstein*       Warren M. Eckstein currently serves as a Continuing
 Warburg Dillon Read      Trustee of IPT since October 1, 1998. Mr. Eckstein's
 535 Madison Avenue       present principal occupation is as Managing Director
 6th Floor                -- Investment Banking of Paine Webber Incorporated,
 New York, New York       since October 1996. Prior to October 1996, Mr.
  10022                   Eckstein served as Senior Vice President, Investment
                          Banking, of Dillon, Reed & Co., Inc.

                                  EXHIBIT INDEX

EXHIBIT NO.         DESCRIPTION
-----------         -----------
Exhibit 7.8         Agreement of Joint Filing, dated January 29, 1999, among the
                    Reporting Persons.

                                       19